Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dividend Capital Diversified Property Fund Inc.:

We consent to the incorporation by reference in the registration statement No. 333-162636 on Form S-3 and registration statement No. 333-194237 on Form S-8 of Dividend Capital Diversified Property Fund Inc. of our reports dated March 10, 2014, with respect to the consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income and loss, equity and cash flows for each of the years in the three-year period ended December 31, 2013, and the related consolidated financial statement schedule, which reports appear in the December 31, 2013 annual report on Form 10-K of Dividend Capital Diversified Property Fund Inc.

KPMG LLP

Denver, Colorado

March 10, 2014